UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tempo Automation Holdings, Inc.

(f/k/a ACE Convergence Acquisition Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88024M108

(CUSIP Number)

ACE Convergence Acquisition LLC

1013 Centre Road, Suite 403S

Wilmington, DE 19805

(858) 245-9395

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. ACE Convergence Acquisition LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,888,642
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,888,642
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (1)
14.	Type of Reporting Person: OO

(1)	Percentage is based on 31,151,825 shares of common stock of Tempo Automation Holdings, Inc. (f/k/a ACE Convergence Acquisition Corp.) (the “Issuer”), par value $0.0001 per share (“Common Stock”), outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 4,759,536 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE Convergence Acquisition LLC.

1.	Names of Reporting Persons. Behrooz Abdi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,888,642
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,888,642
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (1)
14.	Type of Reporting Person: IN

(1)	Percentage is based on 31,151,825 shares of Common Stock outstanding, which is the sum of (i) the 26,392,289 shares of Common Stock outstanding as of November 22, 2022, based on information provided by the Issuer, and (ii) the 4,759,536 shares of Common Stock issuable upon exercise of Private Placement Warrants of the Issuer held directly by ACE Convergence Acquisition LLC.

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, with respect to their beneficial ownership of Common Stock (as defined below) of the Issuer (as defined below). In connection with the closing of the Business Combination (as defined below) and the transactions contemplated thereby, the Reporting Persons will now report their beneficial of such securities on a Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tempo Automation Holdings, Inc., a Delaware corporation (f/k/a ACE Convergence Acquisition Corp.) (the “Issuer”), whose principal executive offices are located at 2460 Alameda Street, San Francisco, CA 94103.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed by ACE Convergence Acquisition LLC, a Delaware limited liability company (“Sponsor”), and Behrooz Abdi, a United States citizen (collectively, the “Reporting Persons” and each, a “Reporting Person”). Mr. Abdi is the sole manager of the Sponsor.

The Sponsor is an entity formed for the purpose of investing in securities of the Issuer. The principal business of Mr. Abdi is serving as a business executive, including as a member of the board of directors of the Issuer (the “Board”) and as a Strategic Advisor for the Sensor System Business Company of TDK Corporation.

The principal business address of each of the Reporting Persons is 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 22, 2022, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of August 12, 2022, as amended (the “Merger Agreement”), entered into by and among the Issuer, ACE Convergence Subsidiary Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Tempo Automation, Inc. (“Tempo”), Merger Sub merged with and into Tempo, with Tempo as the surviving corporation and a wholly owned subsidiary of the Issuer (the “Business Combination”). After the closing of the Business Combination, the Issuer changed its name to “Tempo Automation Holdings, Inc.”

In connection with the Business Combination, the Issuer domesticated as a Delaware corporation (the “Domestication”). Immediately prior to the Domestication, the Sponsor received 2,030,786 Issuer Class A Ordinary Shares in exchange for the 3,160,570 Issuer Class B Ordinary Shares held by it. These Class A Ordinary Shares were then converted into shares of Issuer Common Stock in the Domestication. The 2,030,786 shares of Issuer Common Stock include 565,000 shares subject to forfeiture if the vesting conditions set forth in the Third Amendment to the Sponsor Support Agreement, dated as of September 7, 2022, as amended from time to time, entered into in connection with the Business Combination by and among the Issuer, Tempo and the other parties thereto are not met. The Sponsor also received 98,320 shares of Issuer Class A Ordinary Shares for Tempo common stock held by Sponsor prior to the Business Combination pursuant to the terms of the Merger Agreement.

As of the closing of the Business Combination, the Sponsor directly held 4,759,536 Private Placement Warrants. The Private Placement Warrants were acquired by the Sponsor simultaneously with the closing of the initial public offering of the Issuer at a price of $1.00 per warrant. The Private Placement Warrants become exercisable 30 days after the completion of the Business Combination.

Item 4.	Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The securities reported herein are held for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mr. Abdi serves as a member of the Board. In such capacity, Mr Abdi and the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Calculations of the percentage of Shares beneficially owned assumes a total of 26,392,289 shares of Common Stock outstanding after the closing of the Business Combination based on information provided by the Issuer, and also takes into account the 4,759,536 shares of Common Stock issuable upon exercise of Private Placement Warrants beneficially owned by the Reporting Persons.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Sponsor holds 2,030,786 shares of Common Stock and Private Placement Warrants exercisable for 4,759,536 shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

On November 22, 2022, in connection with the consummation of the Business Combination, the Sponsor, the Issuer and other parties thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which certain holders identified therein are entitled to certain registration rights, including limited demand registrations and customary “piggyback” registration rights. In particular, pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Issuer common stock and other equity securities of the Issuer held by the parties thereto from time to time.

Lock-Up Agreement

On November 22, 2022, in connection with the consummation of the Business Combination, the Sponsor entered into a Lock-Up Agreement with the Issuer and the other parties thereto, pursuant to which the Sponsor agreed not to, without the prior written consent of the Issuer, during a lock-up period of 365 days, unless earlier released, and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any Issuer common stock or any securities convertible into or exercisable or exchangeable for Issuer common stock issued or issuable to such party pursuant to the Merger Agreement (such shares, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, if at any time before 365 days after the closing of the Business Combination (the “Closing”), (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of the Issuer having the right to exchange their shares of Issuer common stock for cash securities or other property, or (y) the closing price of the Issuer common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the Closing, then Sponsor’s Lock-Up Shares will be automatically released from the lock-up restrictions, in the case of clause (y) above, as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

The descriptions of the Registration Rights Agreement and the Lock-up Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1.	Joint Filing Agreement
2.	Third Amendment to Sponsor Support Agreement, dated as of September 7, 2022, by and among the Issuer, Sponsor and the other parties thereto (incorporated by reference to Annex B-4 to the Issuer’s Form 424B3 filed on November 1, 2022).
3.	Amended and Restated Registration Rights Agreement, dated as of November 22, 2022, by and among the Issuer, Sponsor and the other parties thereto.
4.	Lock-Up Agreement, dated as of November 22, 2022, by and among the Issuer, Sponsor and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

ACE CONVERGENCE ACQUISITION LLC

By:	/s/ Behrooz Abdi
Name:	Behrooz Abdi
Title:	Chief Executive Officer

BEHROOZ ABDI

By:	/s/ Behrooz Abdi
Name:	Behrooz Abdi